UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission file number: 001-20892

ATTUNITY LTD.
(Name of registrant)

16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel
 (Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Form 6-K (including exhibits thereto) is hereby incorporated by reference into: Form F-3 Registration Statements File Nos. 333-227969, 333-205799, 333-173205, 333-138044, 333-122937 and 333-119157 and Form S-8 Registration Statements File Nos. 333-122302, 333-142284, 333-164656, 333-184136, 333-193783, 333-219792 and 333-224648.

CONTENTS

Entry into Merger Agreement

On February 21, 2019, Attunity Ltd. (“Attunity” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with QlikTech International AB, a company organized under the laws of the State of Sweden (“Parent”), Joffiger Ltd., a company organized under the laws of the State of Israel and a wholly‑owned subsidiary of Parent (“Merger Sub”), and, solely for purposes of certain specified provisions of the Merger Agreement, Project Alpha Intermediate Holding, Inc., a Delaware corporation (“Ultimate Parent”) and Qlik Technologies, Inc., a Delaware corporation (“Qlik Technologies”). Parent, Merger Sub, Ultimate Parent and Qlik Technologies are sometimes referred to herein as the “Parent Parties”.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), Merger Sub will merge with and into Attunity (the “Merger”), with Attunity continuing after the Merger as the surviving company (the “Surviving Company”) and a wholly-owned subsidiary of Parent. The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Israeli Companies Law, 5759-1999.

The board of directors of Attunity (the “Board”) has unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Attunity and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Attunity to its creditors; (ii) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) determined to recommend that the shareholders of Attunity approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, each ordinary share, par value NIS 0.40, of Attunity (“Ordinary Share”) issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive $23.50 in cash (the “Merger Consideration”), without interest thereon and less applicable withholding taxes.

Company stock options and vested Company restricted share units will generally be cancelled at the Effective Time and converted into the right to receive the Merger Consideration (less applicable withholding and any applicable exercise price in the case of options) promptly following the Effective Time. Each grant of Company restricted share units which is unvested as of the Effective Time will be cancelled at that time and converted into the right to receive the Merger Consideration with respect to each Ordinary Share subject thereto, with such payment being made, subject to certain exceptions, promptly following the date such Company restricted share unit was originally scheduled to vest.

 Attunity and the Parent Parties have made customary representations and warranties and agreed to customary covenants in the Merger Agreement, including, among others, covenants by Attunity to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time and not to engage in certain types of transactions during this period unless approved in writing by Parent, in each case subject to certain exceptions.

The Merger Agreement prohibits Attunity and its representatives from soliciting acquisition proposals and from entering into discussions or negotiations with respect to or any agreement concerning, or providing confidential information in connection with, any acquisition proposal, subject to customary exceptions, including if such acquisition proposal constitutes, or would reasonably be expected to lead to, a “Superior Proposal” (as defined in the Merger Agreement), and if the failure to engage in discussions or negotiations relating to such proposals would be reasonably likely to be inconsistent with the fiduciary duties of Attunity’s directors under Israeli law. Subject to certain exceptions, Attunity has agreed not to withdraw, amend or modify in a manner adverse to Parent the recommendation of the Board that Attunity’s shareholders approve the Merger Agreement and the Merger.

The Parent Parties have secured committed debt financing to be provided by Morgan Stanley Senior Funding, Inc. and Goldman Sachs Bank USA, and represented to the Company that the aggregate proceeds of such debt financing, together with cash on hand of the Parent Parties, will be sufficient for Parent and Merger Sub to pay the aggregate Merger Consideration and all related fees and expenses. Parent and Merger Sub have committed to use their reasonable best efforts to obtain the debt financing on the terms and conditions described in the debt commitment letter entered into between the lenders and the Ultimate Parent on February 21, 2019. The transaction is not subject to a financing condition.

Consummation of the Merger is subject to several conditions, including requisite regulatory approvals and the approval of Attunity’s shareholders at an extraordinary general meeting of shareholders (the “Shareholders Meeting”).

The Merger Agreement may be terminated under certain circumstances, including in specified circumstances in connection with Superior Proposals, or if the Merger is not consummated by August 21, 2019 (the “Outside Date”).

Upon the termination of the Merger Agreement under circumstances specified in the Merger Agreement, the Company will be required to pay Parent a termination fee of $19.6 million. Such circumstances include if the Merger Agreement is terminated in connection with (i) the Company accepting a Superior Proposal, (ii) the Company Board’s change or withdrawal of its recommendation of the Merger, (iii) the Company materially breaching its obligations regarding solicitation of alternative acquisition proposals and (iv) (A) the failure of the Company to obtain the requisite shareholder approval for the Merger after an alternative acquisition proposal had previously been publicly announced and (B) the Company entering into a definitive acquisition agreement to effect the alternative acquisition proposal within 12 months of termination and subsequently consummating such acquisition. In addition, the Company will be required to reimburse Parent for up to $1.5 million of its expenses associated with the transaction if the Merger Agreement is terminated under specified circumstances, including if the Company’s shareholders do not vote to adopt the Merger Agreement or if the Company breaches its representations, warranties or covenants in a manner that would cause the related closing conditions to not be met, in each case, if the termination fee is not then payable.

Upon termination of the Merger Agreement under other specified circumstances, Parent will be required to pay the Company a termination fee of $40.9 million. Such circumstances include if the Merger Agreement is terminated (i) in connection with Parent’s failure to consummate the Merger after certain conditions are met, (ii) in connection with Parent willfully and materially breaching its representations, warranties or covenants in a manner that would cause the related closing conditions to not be met, and (iii) if either party terminates because the Merger has not been consummated by the Outside Date, and at the time of such termination, the Company was otherwise entitled to terminate the Agreement for either of the foregoing reasons.

Attunity expects to publish notice of the Shareholders Meeting in the near future, and soon thereafter, will provide to its shareholders a proxy statement describing the Merger, the Merger Agreement, as well as the procedure for voting in person or by proxy at the Shareholders Meeting and various other details related to the Shareholders Meeting. If the Merger is approved at the Shareholders Meeting, Israeli law mandates a 30-day waiting period before the Merger can become effective following such approval (the effectiveness of the Merger also requires a 50-day waiting period following the filing of a merger proposal with the Israeli Companies Registrar, which we expect will occur in the near future). Attunity anticipates that the Merger will be completed during the second quarter of 2019.

Voting Agreements

In connection with the Merger Agreement, Parent has entered into Voting Agreements (the “Voting Agreements”), each dated as of February 21, 2019, with several directors and officers of Attunity that are also shareholders of Attunity, including Mr. Shimon Alon, Chairman of the Board and Chief Executive Officer, and Mr. Dror Harel-Elkayam, Chief Financial Officer and Secretary (each a “Attunity Shareholder”, and collectively, the “Attunity Shareholders”), pursuant to which, among other things, each Attunity Shareholder has agreed to vote all Ordinary Shares beneficially owned by such Attunity Shareholder (the “Covered Shares”) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement and against any Acquisition Proposal (as defined in the Merger Agreement) or any transaction that is the subject of an Acquisition Proposal. The obligations of the Attunity Shareholders terminate under certain circumstances, including if the Merger Agreement is terminated. The Attunity Shareholders collectively hold approximately 6.8% of the outstanding Ordinary Shares.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the form of Voting Agreements, which are filed as Exhibits 99.1 and 99.2 hereto and incorporated herein by reference.

IMPORTANT NOTE

The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, Attunity. Attunity’s shareholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Attunity, Ultimate Parent, Qlik Technologies, Parent, Merger Sub or any of their respective subsidiaries or affiliates.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Merger, Attunity intends to submit relevant materials to the U.S. Securities and Exchange Commission (the “SEC”) and other governmental or regulatory authorities, including a proxy statement and form of proxy card. INVESTORS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ATTUNITY AND THE MERGER. The proxy statement, proxy card and certain other relevant materials (when they become available) and any other documents submitted by Attunity to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. Investors are urged to read the proxy statement and the other relevant materials carefully when they become available before making any voting or investment decision with respect to the Merger.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this Report of Foreign Private Issuer on Form 6-K contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements about the expected timing of the Merger, the satisfaction or waiver of any conditions to the proposed Merger, anticipated benefits, growth opportunities and other events relating to the proposed Merger, projections about Attunity’s business and its future revenues, expenses and profitability. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Attunity and its industry as of the date of this Form 6-K. Attunity undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to: risks associated with uncertainty as to whether the Merger transaction will be completed; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; costs and potential litigation associated with the Merger transaction; the failure to obtain the necessary shareholder approval or regulatory clearances or to satisfy the other closing conditions set forth in the Merger Agreement; risks that the proposed Merger transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction; the distraction of management of Attunity resulting from the proposed transaction; and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC.

Exhibits

99.1
Agreement and Plan of Merger dated February 21, 2019, by and among QlikTech International AB, Joffiger Ltd., Attunity Ltd., and, solely for purposes of Section 6.4, Section 7.2(f), Section 7.10 and Section 10.12 thereof, Project Alpha Intermediate Holding, Inc. and, solely for purposes of Section 6.4, Section 7.2(f), Section 7.10 and Section 10.12 thereof, Qlik Technologies, Inc.

99.2	Form of Voting Agreement dated February 21, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.

By:	/s/ Dror Harel-Elkayam
Dror Harel-Elkayam
Chief Financial Officer and Secretary

Date: February 25, 2019